FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 19, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF LEADS TRANSPARENCY IN SUSTAINABILITY AMONG COMPANIES LISTED ON THE IBOVESPA

BRF Brasil Foods is leader in the ranking of Brazilian companies analyzed in the study Transparency in Sustainability among Companies listed on the Ibovespa 2010, together with Itaú-Unibanco. The survey was conducted by the Management & Excellence (M&E) consultancy in partnership with the Revista Razão Contábil and with the support of IBRI – Brazilian Institute for Investor Relations.

The analytical criteria of the aspects considered by M&E for the preparation of the ranking are the same as those accepted by recognized institutions such as the Global Reporting Initiative (GRI), the Business Sustainability Stock Index (Índice de Sustentabilidade Empresarial  - ISE) of the BM&FBovespa and the Dow Jones Sustainability Index (DJSI), among others.

Published for the fourth consecutive year, the M&E study, has evaluated the companies using 123 criteria of transparency based on actions of Corporate Governance, Sustainability and Social Responsibility, including in the ranking only the companies which validated the basic questionnaire with information on their activities in these areas.

According to M&E, the objective of the methodology adopted for the classification of the companies was to ensure the impartiality of the executing team and equitability in the treatment of all participants.

BRF has been listed on the New Market (Novo Mercado) since 2006 and has been a component of the ISE since its first edition in 2005.

São Paulo (SP), August, 19 2010. Leopoldo Viriato Saboya CFO and IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 19, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director